Page 1 of 5 pages


                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 1)

                     National Gypsum Company
                           (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                              636317109
                            (CUSIP Number)


                  Paul J. Polking, NationsBank Corporation,
  NationsBank Corporate Center, Charlotte, NC 28255 (704) 386-2400 (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)



                             November 23, 1994
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                         This document contains 5 pages.
                       The exhibit index begins on page 5.

                                   SCHEDULE 13D

         CUSIP NO. 636317109                              PAGE 2 OF 5 PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NATIONSBANK CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                       (b) [ ]


3   SEC USE ONLY



4   SOURCE OF FUNDS

    OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)




6   CITIZENSHIP OR PLACE OF ORGANIZATION

     NC

                         7   SOLE VOTING POWER

                             8,799

                         8   SHARED VOTING POWER
     NUMBER OF
      SHARES                 0
   BENEFICIALLY
     OWNED BY
       EACH              9   SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                 6,646
       WITH
                       10   SHARED DISPOSITIVE POWER

                            0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,799

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     less than 0.1%

14   TYPE OF REPORTING PERSON

      CO

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                                                           Page 3 of 5 pages

PRELIMINARY STATEMENT

      This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on November 23, 1994 (the "Statement"), with respect to the shares of Common Stock, $.01 par value per share (the "Common Stock"), of National Gypsum Company, a Delaware corporation (the"Issuer"), by NationsBank Corporation (the "Reporting Person"). Capitalized terms used herein without definition have the same meaning as those ascribed to them in the Statement. Information contained herein with respect to the beneficial ownership of Common Stock by persons other than the Reporting Person has been obtained from public filings under the Securities Exchange Act of 1934, as amended, or has been provided to the Reporting Person by the relevant party. The Reporting Person has not independently verified and assumes no responsibility for the accuracy or completeness of such information.


Item 5.  Interest in Securities of the Issuer.

      (a) Delcor has reported in a Schedule 13D filing with the Securities and Exchange Commission that as a result of the termination on November 23, 1994 of a M e morandum of Understanding between Delcor's parent corporation, Golden Eagle Industries, Inc. ("Golden Eagle") and Lafarge Coppee S.A. ("Lafarge"), pursuant to which Golden Eagle and Delcor may have been deemed to beneficially own the shares of Common Stock beneficially owned by Lafarge, Delcor may no longer be deemed to beneficially own the 2,087,958 shares of Common Stock beneficially owned by Lafarge and certain subsidiaries of Lafarge. Accordingly, Delcor has reported beneficial ownership of 3,872,235 shares of Common Stock (or 19.0 percent of the outstanding shares based on 20,362,413 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1994).

      (b) The following table sets forth, with respect to each of the Reporting Person, Delcor and First Union Corporation, the number of shares of Common Stock as to which such person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition.


                                        Sole           Shared         Sole Power       Shared Power
           Person                   Voting Power      Voting Power    to Dispose        to Dispose
   Reporting Person                       8,799              0            6,646                 0
   Delcor                                     0      3,872,235                0         3,872,235
   First Union Corporation              820,735              0          813,735             5,500

                                                          Page 4 of 5 pages

Signatures.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: November 29, 1994



                                       NATIONSBANK CORPORATION


                                       By:     /s/ Paul J. Polking
                                               Paul J. Polking, Executive Vice
                                               President and General Counsel

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                                                         Page 5 of 5 pages



                                      EXHIBIT INDEX


                                                                      SEQUENTIALLY
     EXHIBIT     TITLE                                               NUMBERED PAGE

      1* Certain information regarding the directors and executive officers of NationsBank Corporation

      2* Commitment letter of NationsBank Corporation and NationsBank of North Carolina dated
                 November 15, 1994 addressed to Delcor, Inc.

      3*         Letter dated November 15, 1994 from Delcor, Inc.
                 to the Board of Directors of National Gypsum Company setting forth the terms of a proposed merger between a company to be formed by Delcor, Inc.
                 and National Gypsum Company

      4*         Commitment letter of First Union Corporation and
                 First Union National Bank of North Carolina dated
                 November 15, 1994 addressed to Delcor, Inc.

      5*         Certain information regarding Delcor, Inc.

      6*         Certain information regarding First Union Corporation
     _________________________
           *  Previously filed

